SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 2, 2026.

To

Securities and Exchange Commission of Brazil (CVM)

Superintendence of Corporate Relations

Company Monitoring Management – 1

At.:       Nilza Maria Silva de Oliveira

Manager

Maria Luisa Azevedo Wernesbach

Federal Capital Market Inspector

C/C: Listing and Issuer Supervision Superintendence of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; diane.freo@b3.com.br

Ref.: Request for clarification regarding news – CVM Proceeding No. 19957.004980/2026-96

Dear Sirs,

In response to Official Letter No. 129/2026/CVM/SEP/GEA-1 (“Official Letter”), attached to this reply, Braskem S.A. (“Braskem” or the “Company”) would like to provide the following clarifications regarding the news item published by Exame Online, under the title: “Crisis leads Braskem to consider judicial reorganization, agency says,” which contains the following statements:

“According to sources heard by Bloomberg, Braskem is considering resorting to judicial reorganization or other creditor protection mechanisms amid its debt. The measure, under review by the management, seeks to preserve cash and reorganize obligations at a time when the company faces difficulties in meeting future commitments to creditors.

Sources close to the discussions stated that the company is considering both the filing for precautionary protection—a temporary instrument in Brazil—and broader alternatives, including a potential judicial reorganization.”

As disclosed by the Company in the Material Facts notice dated September 26, 2025, the Company engaged specialized financial and legal advisors to assist in preparing a comprehensive assessment of economic and financial alternatives to optimize its capital structure.

Such assessment is still ongoing, and the Company and its advisors have been making structured progress in the formulation of a comprehensive plan to restructure its capital structure, as well as in negotiations with the creditors’ advisors, as reported in its financial statements for the fiscal year ended 2025, released on March 26, 2026.

In the course of the work related to such assessment, the Company and its advisors are considering different alternatives, including potential creditor protection measures. Notwithstanding, we clarify that, as of this date, there is no decision regarding which alternative (or set of alternatives) to be implemented.

We remain available to provide any additional clarifications.

Sincerely,

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.